Exhibit (a)(1)(D)

Offer to Purchase for Cash by

CIM Commercial Trust Corporation

of

Up to 10,000,000 Shares of its Common Stock

At a Purchase Price of $21.00 Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JUNE 13, 2016 UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH TIME AND DATE, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

May 16, 2016

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

CIM Commercial Trust Corporation, a Maryland corporation and publicly traded real estate investment trust (the “Company”), is offering to purchase for cash up to 10 million shares of its issued and outstanding common stock, par value $0.001 per share (“Common Stock”), at a price of $21.00 per share (the “Purchase Price”), net to the seller in cash, less any applicable withholding taxes and without interest, on the terms and subject to the conditions described in the Offer to Purchase, dated May 16, 2016 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold shares of Common Stock registered in your name or in the name of your nominee.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE CAREFULLY READ IN THEIR ENTIRETY BEFORE A DECISION IS MADE WITH RESPECT TO THE OFFER. YOUR CLIENTS MAY TENDER ALL OR A PORTION OF THEIR SHARES OF COMMON STOCK. YOUR CLIENTS ALSO MAY CHOOSE NOT TO TENDER ANY OF THEIR SHARES OF COMMON STOCK.

Only shares of Common Stock properly tendered, and not properly withdrawn, will be eligible to be purchased. However, because of the proration provision described in the Offer to Purchase, all of the shares of Common Stock tendered may not be purchased if more than the number of shares of Common Stock we seek are properly tendered and not properly withdrawn. Shares of Common Stock tendered but not purchased pursuant to the Offer will be returned as promptly as practicable following the Expiration Date. See Section 3, “Procedures for Tendering Shares of Common Stock”, and Section 4, “Withdrawal Rights”, of the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, if the number of shares of Common Stock properly tendered and not properly withdrawn prior to the Expiration Date would result in more than 10 million shares of Common Stock tendered in the Offer, the Company will purchase shares of Common Stock from all stockholders who properly tender shares of Common Stock and do not properly withdraw them prior to the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional shares of Common Stock, until we have purchased 10 million shares of Common Stock. See Section 1, “Number of Shares of Common Stock; Purchase Price; Proration”, Section 3, “Procedures for Tendering Shares of Common Stock”, and Section 4, “Withdrawal Rights”, of the Offer to Purchase.

For your information, and for forwarding to those of your clients for whom you hold shares of Common Stock registered in your name or in the name of your nominee, we are enclosing the following documents:

1.                                      Offer to Purchase, dated May 16, 2016;

2.                                      Letter of Transmittal and the IRS Form W-9 for your use if you wish to accept the Offer and tender shares of Common Stock and for the information of your clients (photocopies of the Letter of Transmittal, with manual signatures, may be used to tender shares of Common Stock);

3.                                      Letter to Clients, for you to send to your clients for whose accounts you hold shares of Common Stock registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such clients’ instructions with regard to the Offer;

4.                                     Notice of Guaranteed Delivery with respect to shares of Common Stock, to be used if you wish to accept the Offer and the procedures for book-entry transfer through the Depository Trust Company’s (“DTC”) Automated Tender Offer Program (“ATOP”) system cannot be completed by the Expiration Date or if time will not permit delivery of all required documents, including a properly completed and duly executed Letter of Transmittal, to the Depositary (as defined in the Offer to Purchase) prior to the Expiration Date; and

5.                                      Return envelope addressed to the Depositary.

The conditions of the Offer are described in Section 6, “Conditions of the Offer”, of the Offer to Purchase.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 11:59 p.m., New York City time, on June 13, 2016 unless the Offer is extended or withdrawn. Under no circumstances will the Company pay interest on the Purchase Price, even if there is any delay in making payment.

If you want to tender shares of Common Stock pursuant to the Offer:

•

a Letter of Transmittal, properly completed and duly executed (or a manually signed photocopy of this Letter of Transmittal), including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of the Letter of Transmittal and, solely with respect to tenders through DTC’s ATOP system, the shares of Common Stock must be delivered pursuant to the procedures for book-entry transfer through DTC’s ATOP system set forth in Section 3, “Procedures for Tendering Shares of Common Stock”, of the Offer to Purchase, in each case prior to the Expiration Date; or

•	the tendering stockholder must, prior to the Expiration Date, comply with the guaranteed delivery procedures set forth in the Offer to Purchase.

Although the Company’s Board of Directors has authorized the Offer, none of the Company, any member of the Company’s Board of Directors, the Paying Agent, the Depositary or the Information Agent (each as defined in the Offer to Purchase) or any of their respective affiliates has made, or is making, any recommendation to your clients as to whether they should tender or refrain from tendering their shares of Common Stock. Your clients must make their own decisions as to whether to tender their shares of Common Stock and how many shares of Common Stock to tender. In doing so, your clients should read carefully the information in, or incorporated by reference into, the Offer to Purchase and the related Letter of Transmittal including the purposes and effects of the Offer. See Section 2 of the Offer to Purchase, “Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals”. Your clients are urged to discuss their decisions with their tax advisors, financial advisors and/or you.

The Company will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Paying Agent, the Depositary and the Information Agent, as described in the Offer to Purchase) for soliciting tenders of shares of Common Stock pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares of Common Stock pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 5, “Purchase of Shares of Common Stock and Payment of Purchase Price”, of the Offer to Purchase). If you have any questions regarding the Offer, please contact the Information Agent at the telephone numbers and address set forth below. If you require copies of the Offer to Purchase, the Letter of Transmittal or any amendments or supplements thereto, please contact the Information Agent at the telephone numbers and address set forth below.

The Information Agent for the Offer is:

D.F. King

D.F. King & Co., Inc.

48 Wall Street , 22nd Floor

New York, New York 10005

Email: infoagent@dfking.com

Stockholders may call toll free: (866) 406-2283

Banks and Brokers may call: (212) 493-3918

The Depositary and Paying Agent for the Offer is:

American Stock Transfer & Trust Company, LLC

If delivering by mail:	If delivering by hand, express mail, courier or any other expedited service:
American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042 Phone: Toll-free (877) 248-6417 (718) 921-8317	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Facsimile (for withdrawals only): (718) 234-5001

Very truly yours,

CIM Commercial Trust Corporation

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Paying Agent, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.